SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT No. 2)1

Capital Realty Investors - II Limited Partnership

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Eggert Dagbjartsson

c/o Equity Resources Group, Incorporated

44 Brattle Street, Cambridge, Massachusetts 02138

(617) 876-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13D	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
	Equity Resource Bay Fund Limited Partnership	I.R.S. # 04-3293645
	Equity Resource Boston Fund Limited Partnership	I.R.S. # 04-3430288
	Equity Resource Brattle Fund Limited Partnership	I.R.S. # 04-3280004
	Equity Resource Fund XV Limited Partnership	I.R.S. # 04-3182947
	Equity Resource Fund XVI Limited Partnership	I.R.S. # 04-3223091
	Equity Resource Lexington Fund Limited Partnership	I.R.S. # 04-3526768
	Equity Resource Fund XXII Limited Partnership	I.R.S. # 74-3059372
	Equity Resources Group, Incorporated	I.R.S. # 04-2723870
	Equity Resource Investments, LLC	I.R.S. # 27-0024188
Mark S. Thompson
Eggert Dagbjartsson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Equity Resource Bay Fund Limited Partnership is a Massachusetts limited partnership.

Equity Resource Boston Fund Limited Partnership is a Massachusetts limited partnership.

Equity Resource Brattle Fund Limited Partnership is a Massachusetts limited partnership.

Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.

Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.

Equity Resource Lexington Fund Limited Partnership is a Massachusetts limited partnership.

Equity Resource Fund XXII Limited Partnership is a Massachusetts limited partnership.

Equity Resources Group, Incorporated is a Massachusetts corporation.

Equity Resource Investments, LLC is a Massachusetts limited liability company.

Mark S. Thompson is a United States citizen.

Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                None.

  8.    SHARED VOTING POWER

536 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the “Bay Fund General Partners”). Voting power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

2,128 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the “Boston Fund General Partners”). Voting power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

5 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the “Brattle Fund General Partners”). Voting power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

329 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the “Fund XV General Partners”). Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

289 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the “Fund XVI General Partners”). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

2,577 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson is the general partner (the “Lexington Fund General Partner”). Voting Power with the respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

4,338 Units are held by Equity Resource Fund XXII Limited Partnership, a Massachusetts limited partnership, of which Equity Resource Fund XXII GP LLC is the general partner (the “Fund XXII General Partner”). Voting power with respect to such Units is shared by the Fund XXII General Partner as a reporting person in its capacity as the general partner of such limited partnership.

See Item 2 below for other required information.

  9.    SOLE DISPOSITIVE POWER

                None.

10.    SHARED DISPOSITIVE POWER

536 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

2,128 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

5 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

329 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

289 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

2,577 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

4,338 Units are held by Equity Resource Fund XXII Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XXII General Partner as a reporting person in its capacity as general partner of such limited partnership.

See Item 2 below for other required information.

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

536 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

2,128 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

5 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

329 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

289 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

2,577 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

4,338 Units are held by Equity Resource Fund XXII Limited Partnership, a Massachusetts limited partnership, of which reporting person Equity Resource Fund XXII GP LLC is the general partner.

See Item 2 below for other required information.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

4.3% are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

0.1% are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

0.7% are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

0.6% are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

5.2% are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

8.7% are held by Equity Resource Fund XXII Limited Partnership, a Massachusetts limited partnership, of which the reporting person Equity Resource Fund XXII GP LLC is the general partner.

See Item 2 below for other required information.

14.	TYPE OF REPORTING PERSON*
	Equity Resource Bay Fund Limited Partnership	PN
	Equity Resource Boston Fund Limited Partnership	PN
	Equity Resource Brattle Fund Limited Partnership	PN
	Equity Resource Fund XV Limited Partnership	PN
	Equity Resource Fund XVI Limited Partnership	PN
	Equity Resource Lexington Fund Limited Partnership	PN
	Equity Resource Fund XXII Limited Partnership	PN
	Equity Resources Group, Incorporated	CO
	Equity Resource Investments, LLC	OO
	Mark S. Thompson	IN
	Eggert Dagbjartsson	IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	13D	Page 3 of 16 Pages

Item 1. Security and Issuer.

This statement relates to certain limited partnership units (the “Units”) of Capital Realty Investors - II Limited Partnership, a Maryland limited partnership with its principal executive office at 11200 Rockville Pike, 5th Floor, Rockville, MD 20852.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Lexington Fund Limited Partnership, and Equity Resource Fund XXII Limited Partnership (the “Limited Partnerships”), Equity Resources Group, Incorporated, a Massachusetts corporation, Equity Resource Investments, LLC, a Massachusetts limited liability company, Mark S. Thompson, and Eggert Dagbjartsson (collectively with the Limited Partnerships, the “Reporting Persons”). Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership. Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership and Equity Resource Brattle Fund Limited Partnership. Eggert Dagbjartsson is the general partner of Equity Resource Lexington Fund Limited Partnership. Equity Resource Fund XXII GP LLC is the general partner of Equity Resource Fund XXII Limited Partnership. This statement on Schedule 13D is filed on behalf of all such Reporting Persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director. Eggert Dagbjartsson is the managing director of Equity Resource Investments, LLC.

(b) The business address of each of the Reporting Persons and James E. Brooks is 44 Brattle Street, Cambridge, Massachusetts 02138.

(c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. The principal business of each of Equity Resources Group, Incorporated and Equity Resource Investments, LLC is providing financial consulting services in the field of real estate limited partnerships syndicated through private placement offerings. James E. Brooks’ principal occupation is Chairman of the Board of Equity Resource Group, Incorporated. Mark S. Thompson’s principal occupation is President of Equity Resources Group, Incorporated. Eggert Dagbjartsson’s principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

CUSIP No.	13D	Page 4 of 16 Pages

(d) During the past five years, none of the Reporting Persons nor James E. Brooks has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor James E. Brooks has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Limited Partnerships is a Massachusetts limited partnership. Equity Resources Group, Incorporated is a Massachusetts corporation. Equity Resource Investments, LLC is a Massachusetts limited liability company. James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Limited Partnerships purchased the Units hereby reported for an aggregate of $986,000 cash. The source of such funds was the working capital of the Limited Partnerships.

Item 4. Purpose of Transaction.

The Limited Partnerships acquired the Units they currently beneficially own for investment purposes. On July 1, 2004, Equity Resource Investments, LLC, an affiliate of the Limited Partnerships, agreed in principle in a letter of intent that it and/or its affiliated entities or assignees would purchase certain ownership interests of the Issuer in local limited partnerships that own multi-family housing developments and the general partnership and other equity interests in such local partnerships held by affiliates of the Issuer for approximately $21,800,000, subject to the terms and conditions of one or more definitive acquisition agreements to be entered into among the parties. Equity Resource Investments, LLC and/or its affiliates are negotiating with Berkshire Income Realty, Inc., a Maryland corporation, and/or its affiliates (collectively, “Berkshire”), with respect to the possible participation by Berkshire in such acquisition. The definitive terms and conditions of such joint participation, including as to matters of equity ownership, management control and governance, restrictions on transfer, liquidity mechanisms and fee arrangements, have not yet been finalized by the parties. Except as set forth in this Item 4, none of the Reporting Persons nor James E. Brooks has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of the Limited Partnerships, beneficially own an aggregate of 10,202 Units, representing approximately 20.7% of the Units presently outstanding.

(b) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of the Limited Partnerships, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 10,202 Units referred to in Item 5(a). See Item 2 above for other required information.

(c) Not applicable.

CUSIP No.	13D	Page 5 of 16 Pages

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Agreement of Accession, dated as of July 1, 2004, by and among each of the Reporting Persons.

Exhibit 99.1	Letter of Intent, dated as of July 1, 2004, by and among Equity Resource Investments, LLC, the Issuer and C.R.H.C. Incorporated.

CUSIP No.	13D	Page 6 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

July 2, 2004		July 2, 2004
(Date)		(Date)

EQUITY RESOURCES GROUP, INCORPORATED		/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, individually

By:	/s/ Eggert Dagbjartsson
	Eggert Dagbjartsson Executive Vice President	/s/ Mark S. Thompson
Mark S. Thompson, individually

EQUITY RESOURCE INVESTMENTS, LLC

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Manager

EQUITY RESOURCE BAY FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, as general partner

EQUITY RESOURCE BOSTON FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, as general partner

EQUITY RESOURCE BRATTLE FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, as general partner

CUSIP No.	13D	Page 7 of 16 Pages

EQUITY RESOURCE FUND XV LIMITED PARTNERSHIP

By:	EQUITY RESOURCES GROUP, INCORPORATED, as general partner

	By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED PARTNERSHIP

By:	EQUITY RESOURCES GROUP, INCORPORATED, as general partner

	By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Executive Vice President

EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP

	By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, as general partner

EQUITY RESOURCE FUND XXII LIMITED PARTNERSHIP

By:	EQUITY RESOURCES FUND XXII GP LLC, as general partner

	By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Manager

EXHIBIT 7.1

AGREEMENT OF ACCESSION

Reference is made to that certain Agreement (the “Agreement”), dated as of November 19, 2001, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages thereto (collectively, the “Prior Parties”).

WHEREAS, pursuant to the Agreement the Prior Parties agreed to file (i) a single statement on Schedule 13D on behalf of each such Prior Party with respect to certain ownership interests of Capital Realty Investors - II Limited Partnership, a Maryland limited partnership (“CRI”), and (ii) the Agreement as an exhibit to such statement, as required by Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended;

WHEREAS, each of Equity Resource Investments, LLC, a Massachusetts limited liability company (“ERI”), and Equity Resource Fund XXII Limited Partnership, a Massachusetts limited Partnership (“Fund 22”) may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to certain ownership interests of CRI; and

WHEREAS, ERI, Fund 22 and the Prior Parties desire that ERI and Fund 22 become parties to the Agreement.

NOW, THEREFORE, in consideration of the foregoing and good and other valuable consideration, the sufficiency of which is hereby acknowledged, each of ERI and Fund hereby agrees to become a party to the Agreement and the Prior Parties, ERI and Fund 22 hereby agree, in accordance with Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, to file a single statement on Schedule 13D on behalf of each of the Prior Parties, ERI and Fund 22, and hereby further agree to file this Instrument of Accession as an exhibit to such statement, as required by such rule.

This Instrument of Accession is executed as of this 1st day of July, 2004.

EQUITY RESOURCES GROUP, INCORPORATED		/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, individually

By:	/s/ Eggert Dagbjartsson
	Eggert Dagbjartsson Executive Vice President	/s/ Mark S. Thompson
Mark S. Thompson, individually

EQUITY RESOURCE BAY FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, as general partner

EQUITY RESOURCE BOSTON FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, as general partner

EQUITY RESOURCE BRATTLE FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, as general partner

EQUITY RESOURCE FUND XV LIMITED PARTNERSHIP

By:	EQUITY RESOURCES GROUP, INCORPORATED, as general partner

	By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED PARTNERSHIP

By:	EQUITY RESOURCES GROUP, INCORPORATED, as general partner

	By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Executive Vice President

EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP

	By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, as general partner

EQUITY RESOURCE INVESTMENTS, LLC

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Manager

EQUITY RESOURCE FUND XXII LIMITED PARTNERSHIP

By:	EQUITY RESOURCES FUND XXII GP LLC, as general partner

	By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Manager

EXHIBIT 99.1

EQUITY RESOURCE INVESTMENTS, LLC

44 Brattle Street

Cambridge, Massachusetts 02138

July 1, 2004

Capital Realty Investors-II Limited Partnership

c/o C.R.I., Inc.

C.R.H.C., Incorporated

11200 Rockville Pike, Suite 500

Rockville, Maryland 20852

Attention: Michael F.	Murphy

            Senior Vice President

Dear Mr. Murphy:

Reference is made to that certain letter dated May 24, 2004 from C.R.I., Inc. (“CRI”), the general partner of Capital Realty Investors-II Limited Partnership (“CRI-II”), to Equity Resource Investments, LLC (“ERI”), pursuant to which the parties expressed the non-binding agreement in principle with respect to the purchase and sale of (a) CRI-II’s interests (the “CRI-II LP Interests”) in twelve (12) local limited partnerships (the “Local Partnerships”) that own multi-family housing developments (the “Properties”), and (b) the general partnership and other equity interests in the Local Partnerships held by other CRI affiliated entities (the “CRI GP Interests,” and together with the CRI-II LP Interests, the “Local Partnership Interests”), for the aggregate purchase price of $21,800,000. In furtherance of the matters referenced in the foregoing letter, the parties now desire to memorialize in more detail their preliminary agreement and understanding with respect to the acquisition (the “Acquisition”) of the Local Partnership Interests and/or the Properties (the Local Partnership Interests and the Properties in this regard being referred to collectively as the “Subject Assets”) by ERI and/or its affiliated entities or assignees (herein collectively, “Buyer”), from CRI-II, C.R.H.C., Incorporated and other applicable CRI affiliated entities (herein collectively, “Seller”), subject to, in the case of any potential transfer of the Properties, any required consent of the “local” or “managing” general partners of the Local Partnerships (the “Local General Partners”), all as more particularly hereinafter set forth in this letter of intent (“Letter of Intent”).

1. Local Partnerships and Properties: The Local Partnerships and location and description of the Properties are more particularly described on Schedule A attached hereto.

2. Purchase Price: The aggregate purchase price of the Subject Assets (the “Purchase Price”) shall be $21,800,000, payable in all cash and not contingent on financing. $21,000,000 of the Purchase Price shall be allocated to the CRI-II LP Interests (the “Aggregate LP Interests Allocation”), and $800,000 of the Purchase Price shall be allocated to the CRI GP Interests (the “Aggregate GP Interests Allocation”), except to the extent that one or more Properties are acquired directly by Buyer as hereinabove contemplated, in which case a portion of the total Purchase Price shall be allocated to such Properties as mutually agreed by Buyer and Seller. The further allocation of the Purchase Price among the Subject Assets, subject to the Aggregate LP Interests Allocation, the Aggregate GP Interests Allocation and the provision relating to any allocation of the Purchase Price in the case of a direct acquisition by Buyer of one or more of the Properties, all as set forth above, shall be mutually agreed by Buyer and Seller.

3. Purchase and Sale Agreements: As soon as commercially practicable, but in any event within thirty (30) days after the execution and delivery of this Letter of Intent, the parties shall attempt to negotiate and execute one or more definitive Purchase and Sale Agreements (the “Purchase and Sale Agreements”), with respect to the purchase and sale of the Subject Assets, in form and substance mutually agreeable to the parties, which when executed will constitute legally binding agreements between the parties with respect to the transaction contemplated by this Letter of Intent (the “Transaction”). Buyer and its counsel shall prepare the Purchase and Sale Agreements and submit them to Seller for review and comment. The consummation of the transactions under each of the Purchase and Sale Agreements shall be conditioned upon the consummation of the transactions under each other Purchase and Sale Agreement.

4. Inspection Period: Buyer shall have sixty (60) days after the delivery by Seller to Buyer of the final due diligence documents and items requested by Buyer contemporaneously with the execution and delivery of this Letter of Intent (the “Inspection Period”), during which Buyer and its advisors and representatives may (a) review all leases, financing documents, partnership agreements, other material contracts and agreements, books, records, accounting reports and other material items of Seller relating to the Local Partnerships and the Properties; (b) determine compliance by the Local Partnerships and the Properties with all zoning, building and other laws and regulations; (c) conduct an engineering and physical inspection of the Properties; (d) conduct an environmental study of the Properties; and (e) conduct an inspection and review of such other matters as Buyer determines in its reasonable discretion. During the Inspection Period, Buyer shall also review all title and survey matters. Buyer shall be entitled to view and examine the Properties and their physical condition, including the right to enter apartment units, subject to Seller providing reasonable notice to the tenants thereof and to the inspections being conducted at reasonable times. Buyer shall promptly repair any damage to the Properties caused by any entry thereon by Buyer, its employees, agents or contractors. Buyer shall maintain, and shall cause its agents who may enter upon the Properties to maintain, (i) liability insurance for the benefit of the Local Partnerships and Seller in such amounts as are usual and customary for transactions of the nature contemplated hereby, and (ii) worker’s compensation insurance in such amounts as are required by the particular states in which the Properties are located, and shall provide Seller with certificates of insurance evidencing same. Buyer acknowledges that Seller does not have unilateral control over seven (7) of the twelve (12) Local Partnerships, and therefore Buyer and Seller must obtain the cooperation of the Local General Partners to complete the inspections referenced herein, which cooperation Seller agrees to use its reasonable commercial efforts to obtain. Seller shall make an on-site representative available to assist in all on-site inspections. Upon the request of Seller, Buyer shall provide to Seller copies of all inspection reports relating to the Subject Assets or any part thereof prepared by or on behalf of Buyer. Buyer agrees to treat any information about the Subject Assets obtained during the Inspection Period as “Confidential Information” under and pursuant to the terms of that certain Confidentiality Agreement, dated as of March 16, 2004, by and between CRI-II and Buyer, whether obtained from Seller or from Buyer’s employees or consultants. Buyer agrees to indemnify and hold Seller harmless from any costs or claims (including reasonable attorneys’ fees and court costs) resulting from any such on-site inspection, including, without limitation, property damage and personal injury. The Purchase and Sale Agreements shall provide, among other things, that if Buyer, in its sole discretion, does not approve of any inspection or other due diligence matter, Buyer may terminate the Purchase and Sale Agreements on or before the expiration of the Inspection Period by written notice thereof to Seller.

5. Closing Date: The Transaction shall be scheduled to close after successful completion of the Inspection Period, receipt of all necessary third party and governmental and regulatory approvals, and the satisfaction of all other respective conditions to closing, all of the foregoing as more particularly provided in the Purchase and Sale Agreements.

6. Brokers: The parties to this Letter of Intent hereby represent and warrant to each other that they have no knowledge of any real estate broker, salesman, finder or agent involved in the proposed Transaction.

7. Costs and Expenses: Closing costs and expenses shall be borne by the parties as mutually agreed in the Purchase and Sale Agreements. All fees and expenses incurred by the parties prior to the execution and delivery of definitive Purchase and Sale Agreements shall be borne by each such party.

8. Marketing: Upon Seller’s execution and delivery of this Letter of Intent and until the termination of the Inspection Period, or the earlier mutual termination of negotiations between Seller and Buyer with respect to the Transaction, Seller shall cease, and shall cause all of its affiliates to cease, all efforts to market all or any portion of the Local Partnership Interests and the Properties, either directly or through agents and, as part thereof, Seller shall not advertise, and shall not permit any of its affiliates to advertise, all or any portion of the Local Partnership Interests or the Properties for sale, or negotiate an offer from another person or entity for the purchase of all or any portion of the Local Partnership Interests or the Properties. Buyer acknowledges that the covenants set forth in this Paragraph 8 shall not apply to (a) the equity interests in the Local Partnerships owned by the Local General Partners who are not affiliated with Seller, and (b) the Properties owned by the Local Partnerships in which such Local General Partners have an equity interest to the extent such Local General Partners market same.

9. Break-up Fee: Effective upon the execution and delivery of the Purchase and Sale Agreements, in the event that Seller consummates the sale, lease or other transfer of all or any portion of the Local Partnership Interests or Properties (other than those with respect to Mercy Terrace and/or Westgate Tower) to any person or entity other than Buyer, for any reason other than (a) Buyer’s electing not to proceed with the Acquisition, or (b) Buyer’s breach of any Purchase and Sale Agreement, then, contemporaneously with, and as a condition to, the consummation of any such other sale, lease or other transfer, Seller shall pay Buyer the sum of $1,000,000 in immediately available funds.

10. Miscellaneous: This Letter of Intent shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without regard to conflicts of laws principles. This Letter of Intent may not be amended or modified except by an instrument in writing duly executed by the parties hereto. This Letter of Intent may be executed in counterparts by facsimile, each of which shall be deemed an original, but all of which together shall be deemed one and the same instrument.

11. Non-Binding Nature: This Letter of Intent is not intended as, and does not constitute, a binding agreement by any party, nor an agreement by any party to enter into a binding agreement, with the exception of the indemnification obligations of Buyer set forth in Paragraph 4 above, and the provisions of Paragraphs 7, 8, 9 and 10 above and this Paragraph 11, but is merely intended to specify some of the proposed terms and conditions of the Transaction contemplated herein. Except with respect to the indemnification obligations of Buyer set forth in Paragraph 4 above, and the provisions of Paragraphs 7, 8, 9 and 10 above and this Paragraph 11, no party may claim any legal rights against any other by reason of the signing of this Letter of Intent or by taking any action in reliance thereon. Each party hereto fully understands that no party shall have any legal obligations to any other with respect to the proposed Transaction, unless and until all of the terms and conditions of the proposed Transaction have been negotiated and agreed to by all parties and set forth in definitive Purchase and Sale Agreements which are signed and delivered by the parties thereto.

We look forward to working together with you on the Transaction. Please indicate acceptance of the foregoing by signing the enclosed copy of this Letter of Intent in the space provided and returning it to the undersigned.

[Signatures on Following Page]

BUYER:

EQUITY RESOURCE INVESTMENTS, LLC

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Manager

SELLER:

CAPITAL REALTY INVESTORS-II LIMITED PARTNERSHIP

By:	C.R.I., Inc.
General Partner

By:	/s/ Michael F. Murphy
Name:	Michael F. Murphy
Title:	Senior Vice President

C.R.H.C., INCORPORATED

By:	/s/ Michael F. Murphy
Name:	Michael F. Murphy
Title:	Senior Vice President

Schedule A

Local Partnerships and Properties

Local Partnership	Location	Description
Arrowhead Apartments Associates	Palantine, IL	Arrowhead Apartments

Chevy Chase, Ltd.	Centerville, OH	Chevy Chase Park Apartments

Blackburn Limited Partnership	Burtonsville, MD	Country Place I Apartments

Second Blackburn Limited Partnership	Burtonsville, MD	Country Place II Apartments

Four Winds West Company, Ltd.	Birmingham, AL	Four Winds West Apartments

Chowchilla Elderly Associates	Chowchilla, CA	Golden Acres Apartments

Mercy Terrace Associates	San Francisco, CA	Mercy Terrace Apartments

Moorings Apartments Associates, a California Limited Partnership	Roselle, IL	The Moorings Apartments

Orangewood Plaza, a California Limited Partnership	Orange Cove, CA	Orangewood Plaza Apartments

Posada Associates Limited Partnership	Phoenix, AZ	Posada Vallarta Apartments

Troy Apartments, Ltd.	Troy, AL	Troy Manor Apartments

Westgate Tower Limited Dividend Housing Association	Westland, MI	Westgate Tower Apartments